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                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                            -------------------


                               SCHEDULE 13D
                 Under the Securities Exchange Act of 1934


                               -------------

                             (Amendment No. 4)


                             Alexander's, Inc.
- --------------------------------------------------------------------------
                             (Name of Issuer)

   Common Stock, par value $1.00                    01475210
- -----------------------------------   -----------------------------------
   (Title of class of securities)                (CUSIP number)

                           Ronald F. Daitz, Esq.
                          Weil, Gotshal & Manges
                             767 Fifth Avenue
                         New York, New York 10153
                              (212) 310-8000
- --------------------------------------------------------------------------
    (Name, address and telephone number of person authorized to receive notices and communications)

                             February 6, 1995
- --------------------------------------------------------------------------
          (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the
following box   [_].


Check the following box if a fee is being paid with the statement   [_].


(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


Note: When filing this statement in paper format, six copies of this statement, including exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


                     (Continued on following page(s))

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 CUSIP No. 01475210                      13D


     1     NAME OF REPORTING PERSON:    Citibank, N.A.

           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [_]
                                                                   (b) [x]

     3     SEC USE ONLY

     4     SOURCE OF FUNDS:  00

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):  N/A

     6     CITIZENSHIP OR PLACE OF      United States of America
           ORGANIZATION:

    NUMBER OF     7   SOLE VOTING POWER:       1,353,468 (1)
     SHARES
  BENEFICIALLY    8   SHARED VOTING POWER:     -0-
    OWNED BY
      EACH        9   SOLE DISPOSITIVE POWER:  1,353,468 (1)
    REPORTING
   PERSON WITH   10   SHARED DISPOSITIVE       -0-
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY       1,353,468
           OWNED BY REPORTING PERSON:

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:
           N/A

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  27.1%

    14     TYPE OF REPORTING PERSON:    BK





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 CUSIP No. 01475210                      13D


     1     NAME OF REPORTING PERSON:    Citicorp

           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [_]
                                                                   (b) [x]

     3     SEC USE ONLY

     4     SOURCE OF FUNDS:  N/A

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):  N/A

     6     CITIZENSHIP OR PLACE OF      Delaware
           ORGANIZATION:

    NUMBER OF     7   SOLE VOTING POWER:       -0-
     SHARES
  BENEFICIALLY    8   SHARED VOTING POWER:     1,353,468 (1)
    OWNED BY
      EACH        9   SOLE DISPOSITIVE POWER:  -0-
    REPORTING
   PERSON WITH   10   SHARED DISPOSITIVE       1,353,468 (1)
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY       1,353,468 (1)
           OWNED BY REPORTING PERSON:

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:  N/A

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  27.1%

    14     TYPE OF REPORTING PERSON:    CO




                                    Note
                                    ----

          (1) Citicorp, by virtue of its direct ownership of all of the outstanding capital stock of Citibank, N.A., may be deemed, for purposes of Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the "Act"), to beneficially own (and to share the power to vote and to direct the disposition of) the 1,353,468 shares of common stock of Alexander's, Inc. owned by Citibank, N.A.
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               This Amendment No. 4 amends the Schedule 13D dated March 18,
     1992 (as amended by Amendments Nos. 1 through 3 thereto, the "Schedule 13D") filed by Citicorp, a Delaware corporation and Citibank, N.A., a national banking association organized under the National Bank Act of the united States of America, and is being filed pursuant to Rule 13d-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended. Unless otherwise indicated, all capitalized terms used but not defined herein have the meaning ascribed to such terms in the Schedule 13D.


     Item 4    Purpose of Transaction
               ----------------------

               Item 4 of the Schedule 13D is hereby amended by adding the following to the end of Paragraph (a) thereof:

               On February 6, 1995, Citibank entered into a Stock Purchase Agreement with Vornado Realty Trust ("Vornado") pursuant to which Citibank agreed to sell and Vornado agreed to purchase, all of the Shares at $40.50 per share. The closing (the "Closing") of the sale and purchase of the Shares is subject to certain conditions including that (i) no fact shall exist on the date of the Closing that was not known to Vornado on the date the Stock Purchase Agreement was entered into, which fact shall give rise to any circumstance that, in the reasonable judgment of Vornado, cannot be remedied by the Issuer through reasonable action and, if unremedied, would preclude the Issuer from qualifying as a real estate investment trust (a "REIT") within the meaning of Section 856 of the Internal Revenue Code of 1986 (the "Code") entitling the Issuer to the benefits of Section 857 of the Code, commencing with its taxable year beginning January 1, 1995,
     (ii) the United States Bankruptcy Court for the Southern District of New York shall have approved the management agreement between the Issuer and Vornado dated the date of the Stock Purchase Agreement and the financing to be provided to the Issuer by Vornado contemplated by the term sheet dated the date of the Stock Purchase Agreement and agreed to by the Issuer and Vornado, (iii) the Issuer shall not have breached in any material respect Section 2.5 of a Standstill and Corporate Governance Agreement among the Issuer, Vornado and Interstate Properties, a New Jersey general partnership dated the date of the Stock Purchase Agreement and (iv) Vornado shall have obtained a commitment from Citibank on terms substantially similar to those set forth on the term sheet, dated the date of the Stock Purchase Agreement, for $27.4 million, if Vornado so requests prior to February 20, 1995.
























     NYFS11...:\88\35888\0410\2204\NOTN2994.M3F
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               The Stock Purchase Agreement is subject to termination by
     Citibank if the Closing shall not have occurred by March 31, 1995 (or April 28, 1995 if the Bankruptcy Court shall not yet have rendered its decision on the management agreement and financing referred to above and the Issuer shall promptly have sought such approval), other than by reason of a breach by Citibank of a representation, warranty or covenant of Citibank contained therein. In addition, the Stock Purchase Agreement is subject to termination by Vornado if the Closing shall not have occurred by June 30, 1995, other than by reason of breach by Vornado of a representation, warranty or covenant of Purchaser contained therein.

               Exhibit 3 hereto is hereby incorporated herein by reference.

               Item 4 is further amended by adding the following new Paragraph (d):

               (d) It is a condition to Vornado's obligation to purchase the Shares pursuant to the Stock Purchase Agreement that all directors of the Issuer who are employees of Citibank resign as directors of the Issuer.

               Item 4 is further amended by adding the following Paragraph
     (f):

               (f) It is a condition to Vornado's obligation to purchase the Shares that no fact shall exist on the date of the Closing that was not known to Vornado on the date of the Stock Purchase Agreement was entered into, which fact shall give rise to any circumstance that, in the reasonable judgment of Vornado, cannot be remedied by the Issuer through reasonable action and, if unremedied, would preclude the Issuer from qualifying as a REIT commencing with its taxable year beginning January 1, 1995.

     Item 5.   Interest in Securities of the Issuer
               ------------------------------------

               Item 5 is hereby amended by adding the following new
     Paragraph (c):

               (c) The information set forth in Paragraph (a) of Item 4 hereof is incorporated by reference into this Item 5(c).

     Item 6.   Contracts, Arrangements, Understandings or Relationships
               --------------------------------------------------------
               with Respect to Securities of the Issuer.
               ----------------------------------------























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               Item 6 is hereby amended by adding at the end thereof the
     following:

               The information set forth in Paragraph (a) of Item 4 hereof is incorporated by reference into this Item 6.

     Item 7.   Material to be Filed as Exhibits
               --------------------------------

               1. Joint Filing Agreement, dated March 27, 1992, by and between Citicorp and Citibank.

               2. Power of Attorney from Citicorp to Citibank, dated April 16, 1992.

               3. Stock Purchase Agreement, dated as of February 6, 1995 by and between Citibank and Vornado Realty Trust, a real estate investment trust organized under the laws of the State of Maryland.





















































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                                    SIGNATURE


               After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


     Dated:  February 6, 1995      CITIBANK, N.A.



                                        By: /s/ Wendy A. Silverstein
                                            -------------------------------
                                        Name:  Wendy A. Silverstein
                                        Title: Vice President





















































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                                  EXHIBIT INDEX

                                                  Page in
                                                  Sequentially
     Exhibit No.              Description         Numbered Copy
     -----------              -----------         -------------
          1                   Joint Filing             *
                              Agreement, dated
                              March 27, 1992,
                              by and between
                              Citicorp and
                              Citibank

          2                   Power of Attorney        **
                              from Citicorp to
                              Citibank, dated
                              April 16, 1992

          3                   Stock Purchase           9
                              Agreement dated
                              as of February 6,
                              1995, by and between
                              Citibank and Vornado
                              Realty Trust, a real
                              estate investment
                              trust organized
                              under the laws of the
                              State of Maryland











     -------------------------
     *   Filed in original Schedule 13D, dated March 27, 1992.

     **  Filed in Amendment No. 2 to the Schedule 13D, dated April 16,
     1992.